Direct Line: 202.639.7078
Fax: 202.639.7003
vasiliki.tsaganos@friedfrank.com

November 2, 2009

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

  Re:
  Cloud Peak Energy Inc.

Ladies and Gentlemen:

        On behalf of Cloud Peak Energy Inc., a Delaware corporation (the "Company"), and pursuant to the Securities Act of 1933, as amended, we are filing by direct electronic transmission Amendment No. 3 to the Company's Registration Statement on Form S-1 (File No. 333-161293) (the "Registration Statement") relating to the registration of shares of the Company's common stock, par value $0.01 per share. Except as noted in the Registration Statement, all of the exhibits have been previously filed or are included within the direct electronic transmission.

        The Company previously paid a filing fee of $27,099 and $8,370 was paid by wire transfer to the Securities and Exchange Commission, Account Number 152307768324, US Bank, ABA No. 081000210 on October 30, 2009.

        Please direct any questions or comments that the Staff may have with regard to the filing to Stuart H. Gelfond at (212) 859-8272 or the undersigned at the above-referenced number.

Sincerely,
/s/ VASILIKI B. TSAGANOS Vasiliki B. Tsaganos
cc:
Colin Marshall
Cloud Peak Energy Inc.